UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 14)

                 M.H.Meyerson & Co., Inc.
-----------------------------------------------------------
                      (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                           55301Q
-----------------------------------------------------------
                       (CUSIP Number)

                       Gregg Giaquinto
                 900 Third Avenue, Suite 200
                  New York, New York 10022
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                   September 20, 2002
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Electronic Trading Group, LLC

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC - See Item 3

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    See Item 5

8. Shared Voting Power:

    See Item 5

9. Sole Dispositive Power:

    See Item 5

10. Shared Dispositive Power:

    See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    531,380 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    8.04% - See Item 5

14. Type of Reporting Person

    BD

CUSIP No.: 55301Q

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Kanter

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    531,380 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    8.04% - See Item 5

14. Type of Reporting Person

    IN

Electronic Trading Group, L.L.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
Commission (the "SEC") on April 27, 2000 as amended by
(i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No.
4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of
September 14, 2000 filed with the SEC on September 18,
2000; (vi) Amendment No. 6 dated as of September 26,
2000 filed with the SEC on September 28, 2000; (vii)
Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000; (ix) Amendment No. 9 dated as of December 29, 2000 filed with the SEC on January 5,
2001;(x) Amendment No. 10 dated as of April 26, 2001
filed with the SEC on May 2, 2001;(xi) Amendment No. 11 dated as of February 6, 2006 filed with the SEC on February 6, 2002;(xii) Amendment No. 12 dated as of February 12, 2002 filed with the SEC on February 13,
2002;(xiii) Amendment No. 13 dated as of April 18, 2002 filed with the SEC on April 19, 2000 (the "Schedule") as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

From March 28, 2002 to August 21, 2002 the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 80,000 shares through open market transactions at average daily prices ranging from $.15 to $.87 per share, for a net sale price of $344.00. 211,400 shares were purchased and sold through an investment account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with sales.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

The Company beneficially owns, in the aggregate, 531,380 shares of the Issuer's Common Stock, which constitutes 8.04% of the Issuer's outstanding
Common Stock as of August 21, 2002, as disclosed in the Issuer's Form 10-Q filed on June 12,
2002. Of the 531,380 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
(ii) the power to dispose or direct the disposition of all the shares.

Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

Of the 531,380 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

Item 7. Material to be Filed as Exhibits

Item 7.1 of the Schedule is hereby amended by deleting "April 18, 2002" in the third line and inserting "September 20, 2002" in lieu thereof.


	Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

Date          Shares        Shares                    Average Price Per Share
              Purchased     (Sold)      Position      (Excluding commission)

03/28/02                    (2000)      449,380        .75
03/28/02      1000                      450,380        .68
03/28/02      1000                      451,380        .67
03/28/02      1000                      452,380        .66
04/02/02                    (2000)      450,380        .77
04/02/02                    (2000)      448,380        .78
04/02/02                    (2000)      446,380        .79
04/02/02                    (2000)      444,380        .80
04/02/02                    (2000)      442,380        .81
04/02/02                    (2000)      440,380        .83
04/02/02                    (2000)      438,380        .84
04/02/02                    (1000)      437,380        .73
04/02/02                    (1000)      436,380        .74
04/02/02                    (1000)      435,380        .75
04/02/02                    (1000)      434,380        .76
04/02/02                    (1000)      433,380        .82
04/02/02      100                       433,480        .82
04/02/02      1000                      434,480        .76
04/02/02      2000                      436,480        .80
04/04/02      1000                      437,480        .74
04/05/02                    (2000)      435,480        .81
04/05/02                    (2000)      433,480        .82
04/05/02                    (2000)      431,480        .83
04/05/02                    (2000)      429,480        .84
04/05/02                    (2000)      427,480        .85
04/05/02                    (2000)      425,480        .86
04/05/02                    (2000)      423,480        .87
04/05/02                    (1000)      422,480        .79
04/05/02                    (1000)      421,480        .80
04/08/02      1000                      422,480        .73
04/08/02      1000                      423,480        .74
04/08/02      1000                      424,480        .75
04/08/02      1000                      425,480        .72
04/09/02                    (1000)      424,480        .82
04/18/02                    (2000)      422,480        .72
04/19/02                    (4500)      417,980        .70
05/01/02      6000                      423,980        .65
05/03/02                    (100)       423,880        .56
05/06/02      2000                      425,880        .60
05/07/02      1000                      426,880        .58




05/07/02      1000                      427,880        .57
05/07/02      1000                      428,880        .56
05/07/02      1000                      429,880        .55
05/07/02      1000                      430,880        .54
05/07/02      1000                      431,880        .53
05/08/02                    (6000)      425,880        .63
05/08/02                    (4000)      421,880        .62
05/08/02                    (2000)      419,880        .71
05/08/02      1000                      420,880        .54
05/08/02      1000                      421,880        .64
05/08/02      1000                      422,880        .65
05/08/02      1000                      423,880        .66
05/08/02      1000                      424,880        .67
05/08/02      1100                      425,980        .68
05/09/02      800                       426,780        .65
05/10/02                    (3000)      423,780        .64
05/10/02                    (1000)      422,780        .66
05/10/02      1000                      423,780        .63
05/10/02      1000                      424,780        .64
05/10/02      1000                      425,780        .65
05/10/02      1000                      426,780        .62
05/10/02      1000                      427,780        .60
05/10/02      2000                      429,780        .61
05/14/02                    (1000)      428,780        .64
05/21/02                    (300)       428,480        .57
05/22/02      100                       428,580        .49
05/22/02      1000                      429,580        .51
05/31/02                    (3000)      426,580        .50
05/31/02      300                       426,880        .39
05/31/02      1000                      427,880        .41
06/13/02      100                       427,980        .39
06/13/02      100                       428,080        .40
06/13/02      1500                      429,580        .38
06/13/02      1000                      430,580        .32
07/17/02                    (800)       429,780        .20
07/17/02      2000                      431,780        .21
07/17/02      4000                      435,780        .21
07/17/02      5000                      440,780        .259
07/17/02      5000                      445,780        .26
07/17/02      6000                      451,780        .20
07/18/02      3000                      454,780        .24
08/12/02      5000                      459,780        .17
08/12/02      5000                      464,780        .16
08/12/02      5000                      469,780        .15
08/13/02      100                       469,880        .15
08/13/02      100                       469,980        .17
08/13/02      100                       470,080        .18
08/13/02      5000                      475,080        .16
08/19/02      5000                      480,080        .17
08/20/02      5000                      485,080        .16
08/21/02      1000                      486,080        .209




08/21/02      2100                      488,180        .24
08/21/02      4000                      492,180        .20
08/21/02      5000                      497,180        .22
08/21/02      5000                      502,180        .23
08/21/02      5000                      507,180        .25
08/21/02      5100                      512,280        .19
08/21/02      8100                      520,380        .21
08/21/02      11000                     531,380        .18

___________________________________________________________________
Subtotal from
03/28/02 to   145,700       (65,700)
08/21/02

Aggregate
03/27/02
Position      451,380

Total as of   1,649,310     (1,117,930) 531,380       5.038
8/21/02


SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC TRADING GROUP, LLC

/s/
________________________
By: Robert A. Kanter

Title: Member Manager
Date: September 20, 2002

ROBERT A. KANTER

/s/
______________________
Date: September 20, 2002